UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

LIVERAMP HOLDINGS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

53815P 108

(CUSIP Number of Class of Securities)

Scott E. Howe

Chief Executive Officer

225 Bush Street, 17th Floor

San Francisco, CA 94104

(866) 352-3267

Jerry C. Jones

Chief Ethics and Legal Officer

225 Bush Street, 17th Floor

San Francisco, CA 94104

(866) 352-3267

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael C. Labriola

Mark G.C. Bass

Wilson Sonsini Goodrich & Rosati

Professional Corporation

1700 K Street NW, Fifth Floor

Washington, DC 20006

(202) 973-8800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$500,000,000	$60,600

*

The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $500 million in value of shares of the common stock, par value $0.10 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $121.20 per million dollars of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to a tender offer by LiveRamp Holdings, Inc., a Delaware corporation (the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to purchase up to $500 million in value of shares of its common stock, par value $0.10 per share (the “Shares”), at a price not greater than 49.00 nor less than 44.50 per Share, net to the sellers in cash, without interest and less any applicable withholding taxes. The terms and conditions of the offer are described in the Offer to Purchase, dated November 13, 2018 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the “Offer”), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively. This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

ITEM	1. SUMMARY TERM SHEET

The information set forth in the section captioned “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

ITEM	2. SUBJECT COMPANY INFORMATION

(a) Name and Address. The subject company is LiveRamp Holdings, Inc, a Delaware corporation. The Company’s principal executive offices are located at 225 Bush Street, 17th Floor, San Francisco, California 94104. The Company’s phone number is (866) 352-3267. The information set forth in Section 10 (“Certain Information Concerning the Company”) of the Offer to Purchase is incorporated herein by reference.

(b) Securities. The information set forth in the section of the Offer to Purchase captioned “Introduction” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in Section 8 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

ITEM	3. IDENTITY AND BACKGROUND OF FILING PERSON

(a) Name and Address. The Company is both the filing person and the subject company. The information set forth in Item 2(a) above is incorporated herein by reference. The information set forth in Section 10 (“Certain Information Concerning the Company”) and in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase is incorporated herein by reference.

ITEM	4. TERMS OF THE TRANSACTION

(a) Material Terms. The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	“Summary Term Sheet,”

•	“Introduction,”

•	Section 1 (“Number of Shares; Purchase Price; Proration”),

•	Section 2 (“Purpose of the Offer; Certain Effects of the Offer”),

•	Section 3 (“Procedures for Tendering Shares”),

•	Section 4 (“Withdrawal Rights”),

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”),

•	Section 6 (“Conditional Tender of Shares”),

•	Section 7 (“Conditions of the Offer”),

•	Section 9 (“Source and Amount of Funds”),

•	Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”),

•	Section 13 (“Certain U.S. Federal Income Tax Consequences”),

•	Section 14 (“Extension of the Offer; Termination; Amendment”), and

•	Section 16 (“Miscellaneous”).

(b) Purchases. The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase is incorporated herein by reference.

ITEM	5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Agreements Involving the Subject Company’s Securities. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM	6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) Purposes. The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(c) Plans. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

ITEM	7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) Source of Funds. The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b) Conditions. The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 7 (“Conditions of the Offer”) and Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

ITEM	8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) Securities Ownership. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(b) Securities Transactions. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM	9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) Solicitations or Recommendations. The information set forth in Section 15 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

ITEM	10. FINANCIAL STATEMENTS

(a)	Financial Information. Not applicable.

(b)	Pro Forma Information. Not applicable.

ITEM	11. ADDITIONAL INFORMATION

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) and in Section 12 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(c) Other Material Information. The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, are incorporated herein by reference.

ITEM	12. EXHIBITS

See Exhibit Index immediately following signature page.

ITEM	13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase, dated November 13, 2018.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Summary Advertisement, dated November 13, 2018, as published in The Wall Street Journal.

(a)(5)(B)	LiveRamp Holdings, Inc. Press Release, dated November 13, 2018, announcing the transaction.

(b)	Not applicable.

(d)(1)	Amended and Restated 2005 Equity Compensation Plan of LiveRamp Holdings, Inc. (previously filed as Exhibit 99.1 to the Company’s Post-Effective Amendment No.1 to Form S-8 (Registration No. 333-219839) filed October 1, 2018 and incorporated herein by reference).

(d)(2)	LiveRamp, Inc. 2006 Equity Incentive Plan (previously filed as Exhibit 99.2 to the Company’s Post-Effective Amendment No.1 to Form S-8 (Registration No. 333-197463) filed October 1, 2018 and incorporated herein by reference).

(d)(3)	Pippio, Inc. 2014 Equity Incentive Plan (previously filed as Exhibit 99.3 to the Company’s Post-Effective Amendment No.1 to Form S-8 (Registration No. 333-214926) filed October 1, 2018 and incorporated herein by reference).

(d)(4)	Arbor Equity Compensation Plan (previously filed as Exhibit 99.4 to the Company’s Post-Effective Amendment No.1 to Form S-8 (Registration No. 333-214926) filed October 1, 2018 and incorporated herein by reference).

(d)(5)	Solve Media, Inc. 2009 Stock Plan (previously filed as Exhibit 99.5 to the Company’s Post-Effective Amendment No.1 to Form S-8 (Registration No. 333-214926) filed October 1, 2018 and incorporated herein by reference).

(d)(6)	Circulate Equity Compensation Plan (previously filed as Exhibit 99.6 to the Company’s Post-Effective Amendment No.1 to Form S-8 (Registration No. 333-214926) filed October 1, 2018 and incorporated herein by reference).

(d)(7)	Amended and Restated Key Associate Stock Option Plan of LiveRamp Holdings, Inc. (previously filed as Exhibit 99.7 to the Company’s Post-Effective Amendment No.1 to Form S-8 (Registration No. 333-91395) filed October 1, 2018 and incorporated herein by reference).

(d)(8)	2011 Nonqualified Equity Compensation Plan (previously filed as Exhibit 99.8 to the Company’s Post-Effective Amendment No.1 to Form S-8 (Registration No. 333-214927) filed October 1, 2018 and incorporated herein by reference).

(d)(9)	2005 Stock Purchase Plan of LiveRamp Holdings, Inc. (previously filed as Exhibit 99.9 to the Company’s Post-Effective Amendment No.1 to Form S-8 (Registration No. 333-127743) filed October 1, 2018 and incorporated herein by reference).

EXHIBIT NO.	DESCRIPTION

(d)(10)	2018 Equity Compensation Plan of Pacific Data Partners LLC (previously filed as Exhibit 99.10 to the Company’s Post-Effective Amendment No.1 to Form S-8 (Registration No. 333-227540) filed October 1, 2018 and incorporated herein by reference).

(d)(11)	Form of Performance Unit Award Agreement under the Amended and Restated 2005 Equity Compensation Plan of LiveRamp Holdings, Inc. (previously filed as Exhibit 10.8 to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2017 and incorporated herein by reference).

(d)(12)	Form of Stock Option Grant Agreement under the Amended and Restated 2005 Equity Compensation Plan of LiveRamp Holdings, Inc. (previously filed as Exhibit 10.16 to the Company’s Form 10-K for the fiscal year ended March 31, 2017 and incorporated herein by reference).

(d)(13)	Form of Restricted Stock Unit Award Agreement under the Amended and Restated 2005 Equity Compensation Plan of LiveRamp Holdings, Inc. (previously filed as Exhibit 10.17 to the Company’s Form 10-K for the fiscal year ended March 31, 2017 and incorporated herein by reference).

(d)(14)	Form of Restricted Stock Unit Award under the 2011 Nonqualified Equity Compensation Plan (previously filed as Exhibit 10.18 to the Company’s Form 10-K for the fiscal year ended March 31, 2017 and incorporated herein by reference).

(d)(15)	Form of Restricted Stock Unit Award under the Arbor Equity Compensation Plan (previously filed as Exhibit 10.19 to the Company’s Form 10-K for the fiscal year ended March 31, 2017 and incorporated herein by reference).

(d)(16)	Employment Agreement by and between Acxiom Corporation and Scott E. Howe dated as of February 14, 2018 (previously filed as Exhibit 10.22 to the Company’s Form 10-K for the fiscal year ended March 31, 2018 and incorporated herein by reference).

(d)(17)	Employment Agreement by and between Acxiom Corporation and Warren C. Jenson dated as of February 14, 2018 (previously filed as Exhibit 10.23 to the Company’s Form 10-K for the fiscal year ended March 31, 2018 and incorporated herein by reference).

(d)(18)	Memorandum to Rick Erwin re: Terms for AMS Deal Incentive, dated April 2, 2018 (previously filed as Exhibit 10.24 to the Company’s Form 10-K for the fiscal year ended March 31, 2018 and incorporated herein by reference).

(d)(19)	Memorandum to Dennis Self re: Terms for AMS Deal Incentive, dated April 2, 2018 (previously filed as Exhibit 10.24 to the Company’s Form 10-K for the fiscal year ended March 31, 2018 and incorporated herein by reference).

(d)(20)	Acxiom Corporation Non-Qualified Deferral Plan, amended and restated effective January 1, 2009 (previously filed as Exhibit 10.27 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2013 and incorporated herein by reference).

(d)(21)	First Amendment to the Acxiom Corporation Non-Qualified Deferral Plan, amended and restated effective July 1, 2009 (previously filed as Exhibit 10.28 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2013 and incorporated herein by reference).

(d)(22)	Acxiom Corporation Non-Qualified Matching Contribution Plan, amended and restated effective January 1, 2009 (previously filed as Exhibit 10.29 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2013 and incorporated herein by reference).

(d)(23)	First Amendment to the Acxiom Corporation Non-Qualified Matching Contribution Plan, amended and restated effective July 1, 2009 (previously filed as Exhibit 10.30 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2013 and incorporated herein by reference).

EXHIBIT NO.	DESCRIPTION

(d)(24)	Amended and Restated 2010 Executive Cash Incentive Plan of Acxiom Corporation (previously filed as Exhibit 10.6 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2015 and incorporated herein by reference).

(d)(25)	Amended and Restated 2010 Executive Officer Severance Policy of Acxiom Corporation (previously filed as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2017 and incorporated herein by reference).

(d)(26)	Form of Officer and Key Employee Indemnity Agreement (previously filed as Exhibit 10.26 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2018

LIVERAMP HOLDINGS, INC.

By:	/s/ Warren C. Jenson
Name:	Warren C. Jenson
Title:	President, Chief Financial Officer and Executive Managing Director of International